Exhibit 1

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: October 30, 2012 URL: http://www.komatsu.com/

Consolidated Business Results for Six Months of the Fiscal Year Ending

March 31, 2013 (U.S. GAAP)

1. Results for Six Months Ended September 30, 2012

(Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Highlights

Millions of yen except per share amounts

	Six Months ended September 30, 2012	Six Months ended September 30, 2011	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	930,849	985,867	(55,018)	(5.6)%
Operating income	111,264	132,949	(21,685)	(16.3)%
Income before income taxes and equity in earnings of affiliated companies	105,384	130,243	(24,859)	(19.1)%
Net income attributable to Komatsu Ltd.	66,112	94,675	(28,563)	(30.2)%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥69.42	¥97.82	¥(28.40)
Diluted	¥69.37	¥97.74	¥(28.37)

Note:	Comprehensive income (loss) for six months ended September 30, 2012 and 2011

  2012: 23,483 millions of yen, down 33.5% from 2011

  2011: 35,328 millions of yen, up 94.4% from 2010

(2) Consolidated Financial Position

Millions of yen except per share amounts

	As of September 30, 2012	As of March 31, 2012
Total assets	2,204,077	2,320,529
Total equity	1,055,550	1,057,457
Komatsu Ltd. shareholders’ equity	1,011,215	1,009,696
Komatsu Ltd. shareholders’ equity ratio	45.9%	43.5%
Komatsu Ltd. shareholders’ equity per share (Yen)	¥1,061.84	¥1,060.31

2. Dividends

(For the fiscal years ended March 31, 2012 and ending March 31, 2013) Yen

	The entire FY ending March 31, 2013		The entire FY ended March 31, 2012
	Results	Projection
First quarter period
Second quarter period	24.00	—	21.00
Third quarter period
Year-end	—	24.00	21.00
Total	48.00		42.00

Note: Changes in the projected cash dividend as of October 30, 2012: None

3. Projections for the Fiscal Year Ending March 31, 2013

(From April 1, 2012 to March 31, 2013)

Millions of yen except per share amounts

	The full fiscal year
		Changes
Net sales	1,970,000	(0.6)%
Operating income	262,000	2.2%
Income before income taxes and equity in earnings of affiliated companies	252,000	1.0%
Net income attributable to Komatsu Ltd.	157,000	(6.0)%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥164.86

Notes:	1) Changes in the projected consolidated business results as of October 30, 2012: None

  2) Percentages shown above represent the rates of change compared with the corresponding period a year ago.

4. Others

(1)	Changes in important subsidiaries during the six months period under review: None

(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in Significant Accounting Rules, Procedures and Presentation and Changes in Significant Accounting Policies and Estimates

1)	Changes in accounting policies due to the revision of accounting standards and other regulations: Yes The Company adopted the Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, starting in the six months period of FY2012, ending March 31, 2013. The Update requires an entity to report comprehensive income either in a single continuous financial statement (one-statement approach) or in two separate but consecutive statements (two-statement approach). Concerning ASU2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in ASU 2011-05, however, the effective date for amendments to the presentation of reclassification of items out of other comprehensive income has been deferred. ASU2011-05 being a disclosure regulation, such adoption did not have any impact on the Company’s financial position and results of operations.

2)	Changes in other matters except for 1) above: None

(4)	Number of common shares outstanding

1)	The numbers of common shares issued (including treasury stock) were as follows:

As of September 30, 2012: 983,130,260 shares

As of March 31, 2012: 983,130,260 shares

2)	The numbers of shares of treasury were as follows:

As of September 30, 2012: 30,803,480 shares

As of March 31, 2012: 30,869,238 shares

3)	The weighted average numbers of common shares outstanding were as follows:

Six Months ended September 30, 2012: 952,319,152 shares

Six Months ended September 30, 2011: 967,852,046 shares

[Reference]

Results for Three Months Ended September 30, 2012

Millions of yen except per share amounts

	Three Months ended September 30, 2012	Three Months ended September 30, 2011	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	460,901	491,690	(30,789)	(6.3)%
Operating income	55,546	64,580	(9,034)	(14.0)%
Income before income taxes and equity in earnings of affiliated companies	54,142	61,802	(7,660)	(12.4)%
Net income attributable to Komatsu Ltd.	33,988	38,969	(4,981)	(12.8)%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥35.69	¥40.27	¥(4.58)
Diluted	¥35.66	¥40.23	¥(4.57)

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.5

(2) Financial Conditions	P.9

(3) Projections for the Fiscal Year Ending March 31, 2013	P.9

Consolidated Financial Statements

(1) Consolidated Balance Sheets	P.10

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	P.12

(3) Consolidated Statements of Equity	P.16

(4) Consolidated Statements of Cash Flows	P.17

(5) Note to the Going Concern Assumption	P.18

(6) Business Segment Information	P.18

(7) Note in Case of Notable Changes in the Amount of Shareholders’ Equity	P.19

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results

Under the “Global Teamwork for Tomorrow” mid-range management plan for three years, to be completed in the fiscal year ending March 31, 2013, Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) are focusing efforts on 1) promotion of ICT (Information and Communication Technology) applications to products and parts, 2) further advancement of environmental friendliness and safety in machine performance, 3) expansion of sales and service operations in Strategic Markets, and 4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.

For the first six-month period (April 1 – September 30, 2012) of the fiscal year ending March 31, 2013, consolidated net sales declined by 5.6% from the corresponding period a year ago, to JPY930.8 billion (USD11,934 million, at USD1=JPY78). In the construction, mining and utility equipment business, total sales of construction equipment declined, as sales in China dropped to about half from the corresponding period a year ago. Meanwhile, sales increased in Japan and North America. With respect to mining equipment, while sales declined in Indonesia, as adversely affected by the falling price of coal, total sales increased, supported by steady sales of equipment for use in mines other than coal, as well as parts and service. All combined, however, sales in this business segment decreased from the corresponding period a year ago, as increased sales of mining equipment, parts and service fell short of compensating for lowered sales of construction equipment. In the industrial machinery and others business, while sales of large presses to the automobile manufacturing industry, as well as machine tools for use in automotive engine production, increased from the corresponding period a year ago, those of wire saws for use in slicing silicon ingots for the solar cell market sharply fell. As a result, sales in this business segment declined from the corresponding period a year ago.

With respect to profits, Komatsu focused continuous efforts to improve selling prices and production costs. Mainly affected by declined sales volume and the Japanese yen’s appreciation against the euro compared to the corresponding period a year ago, the first six-month sales declined in both businesses of construction, mining and utility equipment as well as industrial machinery and others. Operating income declined by 16.3% from the corresponding period a year ago, to JPY111.2 billion (USD1,426 million) for the first six-month period under review. Operating income ratio decreased by 1.5 points to 12.0%, and income before income taxes and equity in earnings of affiliated companies declined by 19.1% to JPY105.3 billion (USD1,351 million). Net income attributable to Komatsu Ltd. amounted to JPY66.1 billion (USD848 million), a decline of 30.2% from the corresponding period a year ago.

[Markets as Positioned by the Komatsu]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS

[Consolidated Financial Highlights]	Millions of yen
	Six Months ended September 30, 2012 1USD=JPY79.6 1EUR=JPY101.5 1RMB=JPY12.6	Six Months ended September 30, 2011 1USD=JPY79.2 1EUR=JPY113.5 1RMB=JPY12.3	Changes
	[A]	[B]	[(A-B)/B]
Net sales	930,849	985,867	(5.6)%
Construction, Mining and Utility Equipment	839,150	856,408	(2.0)%
Industrial Machinery and Others	97,199	136,397	(28.7)%
Elimination	(5,500)	(6,938)	—
Segment profit	111,280	132,740	(16.2)%
Construction, Mining and Utility Equipment	109,581	120,154	(8.8)%
Industrial Machinery and Others	3,301	15,127	(78.2)%
Corporate & elimination	(1,602)	(2,541)	—
Operating income	111,264	132,949	(16.3)%
Income before income taxes and equity in earnings of affiliated companies	105,384	130,243	(19.1)%
Net income attributable to Komatsu Ltd.	66,112	94,675	(30.2)%

Note: Sales and profit figures in this report show the respective sums of six months from April 1 to September 30, 2012. Unless otherwise noted, all sales by segment in this report indicate the amounts before elimination of inter-segment transactions.

Business results by operation are described below.

Construction, Mining and Utility Equipment

With respect to construction equipment, while demand increased in Japan and North America from the corresponding period a year ago, Chinese demand for hydraulic excavators dropped to about half. As a result, global demand downturned in the first six-month period under review. On the mining equipment market, demand remained steady for equipment, parts and service, while adverse effects of the falling price of coal became more evident. With this background, consolidated net sales of construction, mining and utility equipment decreased by 2.0% from the corresponding six-month period a year ago, to JPY839.1 billion (USD10,758 million). Segment profit declined by 8.8% to JPY109.5 billion (USD1,405 million).

To further reinforce its corporate strength, Komatsu continued efforts to improve selling prices, production costs and operations designed to flexibly respond to changes in foreign exchange rates and market demand. In addition, Komatsu embarked on full-scale efforts to cut down power consumption at all plants in Japan during the six-month period under review. With respect to the parts business, Komatsu organizationally reinforced its strategic parts operation which includes buckets and teeth, the demand for which is strong especially in Strategic Markets and the mining industry. In the forest machinery business, which Komatsu anticipates to enjoy the mid- to long-range growth in demand against the backdrop of mechanization underway in emerging countries, Komatsu has decided to acquire a Swedish manufacturer of forest machine attachments.

With respect to products, following North America and Europe, Komatsu launched new emission standards-compliant models in Japan in July this year. Combined with these models, Komatsu began offering the KOMATSU CARE, a new service program designed to reduce the total lifecycle costs of these models and prolong their use. Komatsu also continued efforts to step up sales of HB205 and HB215LC hybrid hydraulic excavators.

[Sales to Outside Customers of Construction, Mining and Utility Equipment by Region]	Millions of yen

	Six Months ended September 30, 2012	Six Months ended September 30, 2011	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	132,425	129,042	3,383	2.6%
Americas	258,623	217,458	41,165	18.9%
Europe & CIS	92,156	99,395	(7,239)	(7.3)%
China	62,528	114,295	(51,767)	(45.3)%
Asia* & Oceania	230,122	228,184	1,938	0.8%
Middle East & Africa	61,814	65,300	(3,486)	(5.3)%
Total	837,668	853,674	(16,006)	(1.9)%

*	Excluding Japan and China

Japan

As the volume of used equipment in surplus exported from Japan, which had outnumbered demand for new equipment since around 2000, has bottomed out, demand has grown for construction equipment for use in restoration and reconstruction, centering on rental companies, since the Great East Japan Earthquake. As a result, demand steadily increased and the first six-month sales increased from the corresponding period a year ago.

In July, Komatsu launched new emission standards-compliant models in Japan. Together with them, Komatsu began offering the KOMATSU CARE. In the utility equipment business, Komatsu introduced the FH series forklift trucks initially in Japan, and worked to expand their sales. These new models are driven by the hydrostatic transmission which features Komatsu’s accumulated expertise in hydraulics and control of construction equipment.

Americas

In North America, demand expanded from the corresponding period a year ago, supported by recovered demand in the housing sector as well as strong demand in the rental, energy development and mining industries. Komatsu has successfully been introducing new emission standards-compliant models and has resulted in effective service based on KOMATSU CARE.

In Latin America, demand for mining equipment remained steady centering on copper mines in Chile and Peru, while demand for construction equipment stayed on a softened note in Brazil, the largest market of the region. As a result, overall demand for equipment was strong, and the first six-month sales in the Americas advanced from the corresponding period a year ago.

Europe & CIS

While economic uncertainty prevailed against the backdrop of sovereign-debt problems, demand increased steadily in the major markets of Germany, France and the United Kingdom. In CIS, demand remained firm, especially in gold mines, as well as civil engineering and construction. However, as the Japanese yen appreciated higher against the euro and ruble than the corresponding period a year ago, sales in Europe and CIS decreased for the first six-month period under review.

In Europe, Komatsu continued efforts to expand sales of new emission standards-compliant models, which it launched last year. In CIS, following in the footsteps of the agreements with Pacific National University, Komatsu reached an agreement with Far Eastern Federal University in September this year to collaborate in human resource development for construction, mining and road construction equipment.

China

Although the government introduced the credit easing measure, there were still no clear signs for new infrastructure development start-ups in the first six-month period under review. Demand for hydraulic excavators plunged to about half from the corresponding period a year ago, and the first six-month sales dropped drastically. In response to a sharp decline in demand, Komatsu focused its efforts on maintaining an appropriate level of inventories mainly by maximizing the use of the KOMTRAX (Komatsu Machine Tracking System). Concerning the anti-Japanese demonstrations which took place in September, our plant in Shandong Province suffered minor damage, and Komatsu resumed production of all plants quickly after temporary shutdown.

Asia & Oceania

In Indonesia, the largest market of Southeast Asia, while demand for equipment in the mining industry slowed down, as affected by the falling price of thermal coal, demand for equipment remained steady in the civil engineering, agriculture and forestry industries. In Thailand, demand advanced for use in the reconstruction of areas damaged by the flood last year. In Australia, coupled with strong demand for mining equipment, that for construction equipment also increased steadily. Reflecting these market conditions, the first six-month sales in Asia & Oceania increased from the corresponding period a year ago.

Middle East & Africa

While demand for mining equipment remained steady mainly in Africa, unstable political conditions continued in some countries. As a result, the first six-month sales declined in the Middle East & Africa from the corresponding period a year ago. Anticipating mid- to long-range growth in mine and infrastructure developments in Africa, Komatsu introduced KOMTRAX-installed models in South Africa and advanced sales efforts for parts and service by utilizing KOMTRAX information concerning the operating conditions of machines. Komatsu also continued to reinforce its sales and product support operations by opening parts depots jointly with its distributors in southern Africa in April 2012.

Industrial Machinery and Others

Sales of large presses to the automobile manufacturing industry, as well as machine tools for use in automotive engine production, increased for the first six-month period under review. Meanwhile, sales of wire saws for use in slicing silicon ingots for solar cells dropped sharply from the corresponding period a year ago. Extraordinary demand for temporary housing units came to an end. As a result, the first six-month sales of the industrial machinery and others business declined by 28.7% from the corresponding period a year ago, to JPY97.1 billion (USD1,246 million). Segment profit decreased by 78.2% to JPY3.3 billion (USD42 million).

As Komatsu anticipates mid- to long-range growth in capital investment by the automobile manufacturing industry, especially in emerging countries, Komatsu further expanded its sales and service operations for machine tools during the first six-month period under review.

(2) Financial Conditions

As of September 30, 2012, total assets declined by JPY116.4 billion from the previous fiscal year-end, to JPY2,204.0 billion (USD28,257 million), mainly due to decreased trade notes and accounts receivable. Interest-bearing debt decreased by JPY27.8 billion from the previous fiscal year-end, to JPY619.9 billion (USD7,948 million), mainly due to the repayment of long-term debt. Komatsu Ltd. shareholders’ equity increased by JPY1.5 billion from the previous fiscal year-end, to JPY1,011.2 billion (USD12,964 million). As a result, Komatsu Ltd. shareholders’ equity ratio increased by 2.4 points from the previous fiscal year-end, to 45.9%. Net debt-to-equity ratio* was 0.53, compared to 0.56 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

For the first six-month period under review, net cash provided by operating activities amounted to JPY96.3 billion (USD1,235 million), an increase of JPY56.0 billion from JPY40.2 billion for the corresponding period a year ago, mainly due to decreased trade notes and accounts receivables. Net cash used in investing activities amounted to JPY63.2 billion (USD811 million), an increase of JPY1.5 billion from the corresponding period a year ago, mainly due to the purchase of fixed assets. Net cash used in financing activities amounted to JPY31.9 billion (USD410 million), compared to JPY27.5 billion for net cash provided for the corresponding period a year ago, mainly due to the repayment of long-term debt. After adding the effects of foreign exchange fluctuations, cash and cash equivalents, as of September 30, 2012, totaled JPY79.9 billion (USD1,025 million), a decrease of JPY3.1 billion from the previous fiscal year-end.

(3) Projections for the Fiscal Year Ending March 31, 2013

(From April 1, 2012 to March 31, 2013)

On July 31, 2012, Komatsu revised its projections of business results for the fiscal year ending March 31, 2013, which are shown on page 2 of this report.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Consolidated Financial Statements

(1) Consolidated Balance Sheets

Assets

Millions of yen

	As of September 30, 2012		As of March 31, 2012
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥79,943		¥83,079
Time deposits	199		907
Trade notes and accounts receivable	472,713		559,749
Inventories	602,903		612,359
Deferred income taxes and other current assets	137,752		144,278

Total current assets	1,293,510	58.7	1,400,372	60.3

Long-term trade receivables	187,352	8.5	184,294	8.0

Investments
Investments in and advances to affiliated companies	20,034		20,565
Investment securities	43,119		54,192
Other	2,192		2,582

Total investments	65,345	3.0	77,339	3.3

Property, plant and equipment
- Less accumulated depreciation and amortization	534,630	24.2	529,656	22.8

Goodwill	30,422	1.4	31,229	1.4
Other intangible assets
- Less accumulated amortization	52,549	2.4	57,953	2.5
Deferred income taxes and other assets	40,269	1.8	39,686	1.7

Total	¥2,204,077	100.0	¥2,320,529	100.0

Liabilities and Equity

Millions of yen

	As of September 30, 2012		As of March 31, 2012
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥230,303		¥215,824
Current maturities of long-term debt	120,893		119,457
Trade notes, bills and accounts payable	219,642		273,460
Income taxes payable	17,634		23,195
Deferred income taxes and other current liabilities	204,970		231,774

Total current liabilities	793,442	36.0	863,710	37.2

Long-term liabilities
Long-term debt	268,776		312,519
Liability for pension and retirement benefits	49,730		50,685
Deferred income taxes and other liabilities	36,579		36,158

Total long-term liabilities	355,085	16.1	399,362	17.2

Total liabilities	1,148,527	52.1	1,263,072	54.4

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	138,583		138,384
Retained earnings:
Appropriated for legal reserve	38,254		37,954
Unappropriated	997,144		951,395
Accumulated other comprehensive income (loss)	(187,210)		(142,389)
Treasury stock	(43,426)		(43,518)

Total Komatsu Ltd. shareholders’ equity	1,011,215	45.9	1,009,696	43.5

Noncontrolling interests	44,335	2.0	47,761	2.1

Total equity	1,055,550	47.9	1,057,457	45.6

Total	¥2,204,077	100.0	¥2,320,529	100.0

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Six months ended September 30, 2012 and 2011

Consolidated Statements of Income

Millions of yen except per share amounts

	Six Months ended September 30, 2012		Six Months ended September 30, 2011
		Ratio (%)		Ratio (%)
Net sales	¥930,849	100.0	¥985,867	100.0
Cost of sales	678,085	72.8	712,988	72.3
Selling, general and administrative expenses	141,484	15.2	140,139	14.2
Other operating income (expenses), net	(16)	(0.0)	209	0.0

Operating income	111,264	12.0	132,949	13.5

Other income (expenses), net	(5,880)		(2,706)
Interest and dividend income	2,268	0.2	2,085	0.2
Interest expense	(4,506)	(0.5)	(3,655)	(0.4)
Other, net	(3,642)	(0.4)	(1,136)	(0.1)

Income before income taxes and equity in earnings of affiliated companies	105,384	11.3	130,243	13.2

Income taxes	34,716	3.7	32,262	3.3
Income before equity in earnings of affiliated companies	70,668	7.6	97,981	9.9
Equity in earnings of affiliated companies	568	0.1	1,034	0.1
Net income	71,236	7.7	99,015	10.0
Less net income attributable to noncontrolling interests	(5,124)	(0.6)	(4,340)	(0.4)

Net income attributable to Komatsu Ltd.	¥66,112	7.1	¥94,675	9.6

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥69.42		¥97.82
Diluted	¥69.37		¥97.74

Consolidated Statements of Comprehensive Income

Millions of yen

	Six Months ended September 30, 2012	Six Months ended September 30, 2011
Net income	¥71,236	¥99,015
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments	(43,822)	(55,736)
Net unrealized holding gains (losses) on securities available for sale	(6,513)	(8,196)
Pension liability adjustments	1,202	(435)
Net unrealized holding gains (losses) on derivative instruments	1,380	680

Total	(47,753)	(63,687)

Comprehensive income (loss)	23,483	35,328
Comprehensive income (loss) attributable to noncontrolling interests	2,192	264

Comprehensive income (loss) attributable to Komatsu Ltd.	¥21,291	¥35,064

Three months ended September 30, 2012 and 2011

Consolidated Statements of Income

Millions of yen except per share amounts

	Three Months ended September 30, 2012		Three Months ended September 30, 2011
		Ratio (%)		Ratio (%)
Net sales	¥460,901	100.0	¥491,690	100.0
Cost of sales	334,930	72.7	356,351	72.5
Selling, general and administrative expenses	69,955	15.2	70,711	14.4
Other operating income (expenses), net	(470)	(0.1)	(48)	(0.0)

Operating income	55,546	12.1	64,580	13.1

Other income (expenses), net	(1,404)		(2,778)
Interest and dividend income	952	0.2	790	0.2
Interest expense	(2,383)	(0.5)	(1,767)	(0.4)
Other, net	27	0.0	(1,801)	(0.4)

Income before income taxes and equity in earnings of affiliated companies	54,142	11.7	61,802	12.6

Income taxes	17,572	3.8	21,126	4.3

Income before equity in earnings of affiliated companies	36,570	7.9	40,676	8.3

Equity in earnings of affiliated companies	338	0.1	453	0.1

Net income	36,908	8.0	41,129	8.4

Less net income attributable to noncontrolling interests	(2,920)	(0.6)	(2,160)	(0.4)

Net income attributable to Komatsu Ltd.	¥33,988	7.4	¥38,969	7.9

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥35.69		¥40.27
Diluted	¥35.66		¥40.23

Consolidated Statements of Comprehensive Income

Millions of yen

	Three Months ended September 30, 2012	Three Months ended September 30, 2011
Net income	¥36,908	¥41,129
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments	(5,022)	(45,074)
Net unrealized holding gains (losses) on securities available for sale	(2,081)	(5,953)
Pension liability adjustments	638	(239)
Net unrealized holding gains (losses) on derivative instruments	19	160

Total	(6,446)	(51,106)

Comprehensive income (loss)	30,462	(9,977)
Comprehensive income (loss) attributable to noncontrolling interests	2,760	(1,479)

Comprehensive income (loss) attributable to Komatsu Ltd.	¥27,702	¥(8,498)

(3) Consolidated Statements of Equity

Six months ended September 30, 2012	Millions of yen

			Retained earnings		Accumulated		Total Komatsu
			Appropriated		other		Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

Cash dividends				(20,009)			(20,009)	(5,652)	(25,661)
Transfer to retained earnings appropriated for legal reserve			300	(300)			—		—
Other changes							—	34	34
Net income				66,112			66,112	5,124	71,236
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(41,077)		(41,077)	(2,745)	(43,822)
Net unrealized holding gains (losses) on securities available for sale					(6,513)		(6,513)	—	(6,513)
Pension liability adjustments					1,196		1,196	6	1,202
Net unrealized holding gains (losses) on derivative instruments					1,573		1,573	(193)	1,380

Comprehensive income (loss)							21,291	2,192	23,483

Issuance and exercise of stock acquisition rights		199					199		199
Purchase of treasury stock						(15)	(15)		(15)
Sales of treasury stock				(54)		107	53		53

Balance at September 30, 2012	¥67,870	¥138,583	¥38,254	¥997,144	¥(187,210)	¥(43,426)	¥1,011,215	¥44,335	¥1,055,550

Six months ended September 30, 2011	Millions of yen

			Retained earnings		Accumulated		Total Komatsu
			Appropriated		other		Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

Cash dividends				(19,369)			(19,369)	(5,921)	(25,290)
Transfer to retained earnings appropriated for legal reserve			2,667	(2,667)			—		—
Other changes		(146)					(146)	(4,089)	(4,235)
Net income				94,675			94,675	4,340	99,015
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(51,813)		(51,813)	(3,923)	(55,736)
Net unrealized holding gains (losses) on securities available for sale					(8,196)		(8,196)	—	(8,196)
Pension liability adjustments					(435)		(435)	—	(435)
Net unrealized holding gains (losses) on derivative instruments					833		833	(153)	680

Comprehensive income (loss)							35,064	264	35,328

Issuance and exercise of stock acquisition rights		248					248		248
Purchase of treasury stock						(1,136)	(1,136)		(1,136)
Sales of treasury stock		120				190	310		310

Balance at September 30, 2011	¥67,870	¥140,745	¥37,161	¥919,792	¥(190,670)	¥(36,084)	¥938,814	¥39,091	¥977,905

(4) Consolidated Statements of Cash Flows

Millions of yen

	Six Months ended September 30, 2012	Six Months ended September 30, 2011
Operating activities
Net income	¥71,236	¥99,015
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	42,544	43,681
Deferred income taxes	(1,518)	(2,521)
Net loss (gain) from sale of investment securities and subsidiaries	81	(91)
Net loss (gain) on sale of property	(249)	(209)
Loss on disposal of fixed assets	800	1,006
Pension and retirement benefits, net	1,077	357
Changes in assets and liabilities:
Decrease (increase) in trade receivables	54,536	17,663
Decrease (increase) in inventories	(23,186)	(82,021)
Increase (decrease) in trade payables	(47,492)	(27,196)
Increase (decrease) in income taxes payable	(4,777)	(15,055)
Other, net	3,255	5,644

Net cash provided by (used in) operating activities	96,307	40,273

Investing activities
Capital expenditures	(69,028)	(58,984)
Proceeds from sale of property	3,801	4,910
Proceeds from sale of available for sale investment securities	423	414
Purchases of available for sale investment securities	(3)	(1,124)
Acquisition of subsidiaries and equity investees, net of cash acquired acquacquired	283	(7,786)
Collection of loan receivables	508	1,730
Disbursement of loan receivables	—	(160)
Decrease (increase) in time deposits, net	760	(664)

Net cash provided by (used in) investing activities	(63,256)	(61,664)

Financing activities
Proceeds from long-term debt	44,747	80,478
Repayments on long-term debt	(74,453)	(29,609)
Increase (decrease) in short-term debt, net	27,804	43,316
Repayments of capital lease obligations	(3,648)	(38,142)
Sale (purchase) of treasury stock, net	47	(853)
Dividends paid	(20,009)	(19,369)
Other, net	(6,438)	(8,266)

Net cash provided by (used in) financing activities	(31,950)	27,555

Effect of exchange rate change on cash and cash equivalents	(4,237)	(5,583)

Net increase (decrease) in cash and cash equivalents	(3,136)	581

Cash and cash equivalents, beginning of year	83,079	84,224

Cash and cash equivalents, end of period	¥79,943	¥84,805

(5) Note to the Going Concern Assumption

None

(6) Business Segment Information

1) Information by Operating Segments

Six Months ended September 30, 2012 and 2011

(For Six Months ended September 30, 2012)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	837,668	93,181	930,849	—	930,849
Intersegment	1,482	4,018	5,500	(5,500)	—

Total	839,150	97,199	936,349	(5,500)	930,849

Segment profit	109,581	3,301	112,882	(1,602)	111,280

(For Six Months ended September 30, 2011)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	853,674	132,193	985,867	—	985,867
Intersegment	2,734	4,204	6,938	(6,938)	—

Total	856,408	136,397	992,805	(6,938)	985,867

Segment profit	120,154	15,127	135,281	(2,541)	132,740

Three Months ended September 30, 2012 and 2011

(For Three Months ended September 30, 2012)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	408,747	52,154	460,901	—	460,901
Intersegment	627	1,959	2,586	(2,586)	—

Total	409,374	54,113	463,487	(2,586)	460,901

Segment profit	55,379	925	56,304	(288)	56,016

(For Three Months ended September 30, 2011)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	418,350	73,340	491,690	—	491,690
Intersegment	1,428	2,488	3,916	(3,916)	—
Total	419,778	75,828	495,606	(3,916)	491,690

Segment profit	59,268	6,283	65,551	(923)	64,628

Notes: 1) Business categories and principal products & services included in each operating segment are as follows:

a) Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b) Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

2) Transfers between segments are made at estimated arm’s-length prices.

2) Geographic Information

Net sales determined by customer location were as follows:

For Six Months ended September 30, 2012 and 2011

Millions of yen

	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2012	178,916	268,437	99,572	75,331	246,774	61,819	930,849
FY2011	191,433	224,308	100,570	159,875	244,372	65,309	985,867

For Three Months ended September 30, 2012 and 2011

Millions of yen

	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2012	98,190	139,347	44,498	28,020	116,678	34,168	460,901
FY2011	107,502	115,246	46,924	57,971	128,339	35,708	491,690

*	Excluding Japan and China

(7) Note in Case of Notable Changes in the Amount of Shareholders’ Equity

None

(end)